UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-38105

CUSIP NUMBER: 68236V104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

180 Life Sciences Corp.

Full Name of Registrant

N/A

Former Name if Applicable

830 Menlo Avenue, Suite 100

Address of Principal Executive Office (Street and Number)

Menlo Park, CA 94025

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported, on November 6, 2020 (the “Closing Date”), the Registrant consummated the previously announced business combination (the “Business Combination”) following a special meeting of stockholders held on November 5, 2020, where the stockholders of 180 Life Sciences Corp., formerly KBL Merger Corp. IV (the “Registrant” or, prior to the closing of the Business Combination, sometimes referred to herein as “KBL”) considered and approved, among other matters, a proposal to adopt that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of July 25, 2019, entered into by and among the Registrant, KBL Merger Sub, Inc. (“Merger Sub”), 180 Life Corp. formerly 180 Life Sciences Corp. (“180”), Katexco Pharmaceuticals Corp. (“Katexco”), CannBioRex Pharmaceuticals Corp. (“CBR Pharma”), 180 Therapeutics L.P. (“180 LP” and together with Katexco and CBR Pharma, the “180 Subsidiaries” and, together with 180, the “180 Parties”), and Lawrence Pemble, in his capacity as representative of the stockholders of the 180 Parties (the “Stockholder Representative”). Pursuant to the Business Combination Agreement, among other things, Merger Sub merged with and into 180, with 180 continuing as the surviving entity and a wholly-owned subsidiary of the Registrant (the “Merger”). The Merger became effective on November 6, 2020 (such time, the “Effective Time”, and the closing of the Merger being referred to herein as the “Closing”). In connection with, and prior to, the Closing, 180 filed a Certificate of Amendment of its Certificate of Incorporation in Delaware to change its name to 180 Life Corp. and KBL Merger Corp. IV changed its name to 180 Life Sciences Corp.

Also as previously reported (a) in the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on December 31, 2020, on December 29, 2020, the Board of Directors of the Registrant concluded, after discussion with the Registrant’s management and the independent registered public accounting firm for KBL, that the consolidated financial statements of the Registrant, which were prepared by the former KBL management for the interim period ended September 30, 2020, should no longer be relied upon due to errors in the consolidated financial statements and should be restated and; (b) in the Registrant’s Current Report on Form 8-K, filed with the SEC on February 3, 2021, on January 28, 2021, the Board of Directors of the Registrant concluded, after discussion with the Registrant’s management and the independent registered public accounting firm for KBL, that the consolidated financial statements of the Registrant, which were prepared by the former KBL management for the interim period ended June 30, 2020, should no longer be relied upon due to errors in the consolidated financial statements and should be restated. The Company subsequently filed amended Quarterly Reports on Form 10-Q to restate and correct the financial statements for the quarters ended June 30, 2020 and September 30, 2020, on February 5, 2021 and February 8, 2021, respectively, in addition to filing an amended Super 8-K on February 24, 2021 with a Form 8-K (collectively, the “Amended Reports”).

To date, the Registrant has experienced unexpected delays in completing its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”), due to the late start that the Registrant had in preparing such Form 10-K, due to the focus of management’s and the Registrant’s independent auditor’s attention on the preparation and filing of the Amended Reports.

Similarly, the Registrant’s management and independent auditor’s have not yet had the ability to turn their full attention to the preparation and review of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”), as such parties are still focusing all of their attention on finalizing the Form 10-K. The Registrant does not anticipate being able to focus its attention on the preparation of the Form 10-Q, until such time as the Form 10-K has been completed and filed. As a result, the Registrant will be unable to file the Form 10-Q by the prescribed due date of such report. The Registrant currently hopes to file the Form 10-K as soon as possible and plans to turn its attention to the Form 10-Q as soon as possible thereafter.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

James N. Woody, M.D., Ph.D.	(650)	507-0669
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

As discussed above under PART III – NARRATIVE, the Registrant has yet to file its Annual Report on Form 10-K for the year ended December 31, 2020.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

180 Life Sciences Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By	/s/ James N. Woody, M.D., Ph.D.
Chief Executive Officer

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